# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netskope, Inc., CIK 0002063196
CUSIP: 64119N608
Title of class of securities: CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 2445 AUGUSTINE DRIVE, 3RD FLOOR, SANTA CLARA, California (CA), 95054
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001619710

## Reporting persons
- ICONIQ Strategic Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 13,169,285; shared voting power 0; sole dispositive power 13,169,285; shared dispositive power 0; aggregate amount beneficially owned 13,169,285 (5.7% of the class)
  Comment: The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- ICONIQ Strategic Partners II-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 10,308,897; shared voting power 0; sole dispositive power 10,308,897; shared dispositive power 0; aggregate amount beneficially owned 10,308,897 (4.5% of the class)
  Comment: The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- ICONIQ Strategic Partners II Co-Invest, L.P. (Series NS): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,339,380; shared voting power 0; sole dispositive power 2,339,380; shared dispositive power 0; aggregate amount beneficially owned 2,339,380 (1% of the class)
  Comment: The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- ICONIQ Strategic Partners II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 25,817,562; shared voting power 0; sole dispositive power 25,817,562; shared dispositive power 0; aggregate amount beneficially owned 25,817,562 (11.2% of the class)
  Comment: The reported share amount represents shares of Class A Common Stock held directly by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P. (Series NS). ICONIQ Strategic Partners II GP, L.P. is the general partner of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P. (Series NS), and may be deemed to beneficially own the shares of stock held directly by such funds.
  
  The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- ICONIQ Strategic Partners II TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 25,817,562; shared voting power 0; sole dispositive power 25,817,562; shared dispositive power 0; aggregate amount beneficially owned 25,817,562 (11.2% of the class)
  Comment: The reported share amount represents shares of Class A Common Stock held directly by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P. (Series NS). ICONIQ Strategic Partners II GP, L.P. is the general partner of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P. (Series NS), and may be deemed to beneficially own the shares of stock held directly by such funds. ICONIQ Strategic Partners II TT GP, Ltd. is the general partner of ICONIQ Strategic Partners II GP, L.P.
  
  The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- ICONIQ Strategic Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 8,723,318; shared voting power 0; sole dispositive power 8,723,318; shared dispositive power 0; aggregate amount beneficially owned 8,723,318 (3.8% of the class)
  Comment: The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- ICONIQ Strategic Partners VI-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 12,854,199; shared voting power 0; sole dispositive power 12,854,199; shared dispositive power 0; aggregate amount beneficially owned 12,854,199 (5.6% of the class)
  Comment: The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 18,872,434; shared voting power 0; sole dispositive power 18,872,434; shared dispositive power 0; aggregate amount beneficially owned 18,872,434 (8.2% of the class)
  Comment: The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- ICONIQ Strategic Partners VI GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 40,449,951; shared voting power 0; sole dispositive power 40,449,951; shared dispositive power 0; aggregate amount beneficially owned 40,449,951 (17.5% of the class)
  Comment: The reported share amount represents shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P. and ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS). ICONIQ Strategic Partners VI GP, L.P. is the general partner of ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P. and ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS) and may be deemed to beneficially own the shares of stock held directly by such funds.
  
  The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- ICONIQ Strategic Partners VI TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 40,449,951; shared voting power 0; sole dispositive power 40,449,951; shared dispositive power 0; aggregate amount beneficially owned 40,449,951 (17.5% of the class)
  Comment: The reported share amount represents shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P. and ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS). ICONIQ Strategic Partners VI GP, L.P. is the general partner of ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P. and ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS) and may be deemed to beneficially own the shares of stock held directly by such funds. ICONIQ Strategic Partners VI TT GP, Ltd. is the general partner of ICONIQ Strategic Partners VI GP, L.P.
  
  The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- Divesh Makan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 66,267,513; shared voting power 0; sole dispositive power 66,267,513; shared dispositive power 0; aggregate amount beneficially owned 66,267,513 (28.7% of the class)
  Comment: The reported share amount represents shares of Class A Common Stock held directly by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (Series NS), ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P. and ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS). ICONIQ Strategic Partners II GP, L.P. is the general partner of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P. (Series NS) and may be deemed to beneficially own the shares of stock held directly by such funds. ICONIQ Strategic Partners II TT GP, Ltd. is the general partner of ICONIQ Strategic Partners II GP, L.P. ICONIQ Strategic Partners VI GP, L.P. is the general partner of ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P. and ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS) and may be deemed to beneficially own the shares of stock held directly by such funds. ICONIQ Strategic Partners VI TT GP, Ltd. is the general partner of ICONIQ Strategic Partners VI GP, L.P. Divesh Makan and William J.G. Griffith are the sole equity holders of ICONIQ Strategic Partners II TT GP, Ltd. and Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- William J.G. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 66,267,513; shared voting power 0; sole dispositive power 66,267,513; shared dispositive power 0; aggregate amount beneficially owned 66,267,513 (28.7% of the class)
  Comment: The reported share amount represents shares of Class A Common Stock held directly by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (Series NS), ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P. and ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS). ICONIQ Strategic Partners II GP, L.P. is the general partner of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P. (Series NS) and may be deemed to beneficially own the shares of stock held directly by such funds. ICONIQ Strategic Partners II TT GP, Ltd. is the general partner of ICONIQ Strategic Partners II GP, L.P. ICONIQ Strategic Partners VI GP, L.P. is the general partner of ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P. and ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS) and may be deemed to beneficially own the shares of stock held directly by such funds. ICONIQ Strategic Partners VI TT GP, Ltd. is the general partner of ICONIQ Strategic Partners VI GP, L.P. Divesh Makan and William J.G. Griffith are the sole equity holders of ICONIQ Strategic Partners II TT GP, Ltd. and Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- Matthew Jacobson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 40,449,951; shared voting power 0; sole dispositive power 40,449,951; shared dispositive power 0; aggregate amount beneficially owned 40,449,951 (17.5% of the class)
  Comment: The reported share amount represents shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P. and ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS). ICONIQ Strategic Partners VI GP, L.P. is the general partner of ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P. and ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS) and may be deemed to beneficially own the shares of stock held directly by such funds. ICONIQ Strategic Partners VI TT GP, Ltd. is the general partner of ICONIQ Strategic Partners VI GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.

## Item 1. Issuer
Name of issuer: Netskope, Inc.
Address of issuer's principal executive offices: 2445 Augustine Drive, Suite 301, Santa Clara, CA 95054

## Item 2. Person Filing
Name of person filing:
(i) ICONIQ Strategic Partners II, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II").
(ii) ICONIQ Strategic Partners II-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II-B").
(iii) ICONIQ Strategic Partners II Co-Invest, L.P. (Series NS) a Delaware series limited partnership ("ICONIQ II Co-Invest NS" and together with ICONIQ II and ICONIQ II-B, the "ICONIQ II Funds").
(iv) ICONIQ Strategic Partners VI, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI").
(v) ICONIQ Strategic Partners VI-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI-B").
(vi) ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS) a Delaware series limited partnership ("ICONIQ VI Co-Invest NS" and together with ICONIQ VI, ICONIQ VI-B and ICONIQ VI Co-Invest NS, the "ICONIQ VI Funds").
(vii) ICONIQ Strategic Partners II GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II GP"), the sole general partner of the ICONIQ II Funds.
(viii) ICONIQ Strategic Partners VI GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI GP"), the sole general partner of the ICONIQ VI Funds.
(ix) ICONIQ Strategic Partners II TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ II Parent GP"), the sole general partner of ICONIQ II GP.
(x) ICONIQ Strategic Partners VI TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ VI Parent GP"), the sole general partner of ICONIQ VI GP.
(xi) Divesh Makan, a citizen of the United States ("Makan").
(xii) William J.G. Griffith, a citizen of the United States ("Griffith"), together with Makan, are the sole equity holders of ICONIQ II Parent GP.
(xiii) Matthew Jacobson, a citizen of the United States ("Jacobson"), together with Makan and Griffith, are the sole equity holders of ICONIQ VI Parent GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale St., Ste. 2300, San Francisco, CA 94105.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) ICONIQ II directly owns 13,169,285 shares of Class A Common Stock, which represents approximately 5.7% of the outstanding Class A Common Stock.
(ii) ICONIQ II-B directly owns 10,308,897 shares of Class A Common Stock, which represents approximately 4.5% of the outstanding Class A Common Stock.
(iii) ICONIQ II Co-Invest NS directly owns 2,339,380 shares of Class A Common Stock, which represents approximately 1.0% of the outstanding Class A Common Stock.
(iv) ICONIQ II GP may be deemed to beneficially own an aggregate of 25,817,562 shares of Class A Common Stock held by the ICONIQ II Funds, which represents approximately 11.2% of the outstanding Class A Common Stock.
(v) ICONIQ II Parent GP may be deemed to beneficially own an aggregate of 25,817,562 shares of Class A Common Stock held by the ICONIQ II Funds, which represents approximately 11.2% of the outstanding Class A Common Stock.
(vi) ICONIQ VI directly owns 8,723,318 shares of Class A Common Stock, which represents approximately 3.8% of the outstanding Class A Common Stock.
(vii) ICONIQ VI-B directly owns 12,854,199 shares of Class A Common Stock, which represents approximately 5.6% of the outstanding Class A Common Stock.
(viii) ICONIQ VI Co-Invest NS directly owns 18,872,434 shares of Class A Common Stock, which represents approximately 8.2% of the outstanding Class A Common Stock.
(ix) ICONIQ VI GP may be deemed to beneficially own an aggregate of 40,449,951 shares of Class A Common Stock held by the ICONIQ VI Funds, which represents approximately 17.5% of the outstanding Class A Common Stock.
(x) ICONIQ VI Parent GP may be deemed to beneficially own an aggregate of 40,449,951 shares of Class A Common Stock held by the ICONIQ VI Funds, which represents approximately 17.5% of the outstanding Class A Common Stock.
(xi) Makan may be deemed to beneficially own an aggregate of 66,267,513 shares of Class A Common Stock held by the ICONIQ II Funds and the ICONIQ VI Funds, which represents approximately 28.7% of the outstanding Class A Common Stock.
(xii) Griffith may be deemed to beneficially own an aggregate of 66,267,513 shares of Class A Common Stock, which represents approximately 28.7% of the outstanding Class A Common Stock.
(xiii) Jacobson may be deemed to beneficially own an aggregate of 40,449,951 shares of Class A Common Stock held by the ICONIQ VI Funds, which represents approximately 17.5% of the outstanding Class A Common Stock.
Percent of class: See Item 4(a) above. The percent of class was based upon 231,167,738 shares of Class A Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
Sole power to vote or to direct the vote:
ICONIQ II: 13,169,285 shares of Class A Common Stock
ICONIQ II-B: 10,308,897 shares of Class A Common Stock
ICONIQ II Co-Invest NS: 2,339,380 shares of Class A Common Stock
ICONIQ II GP: 25,817,562 shares of Class A Common Stock
ICONIQ II Parent GP: 25,817,562 shares of Class A Common Stock
ICONIQ VI: 8,723,318 shares of Class A Common Stock
ICONIQ VI-B: 12,854,199 shares of Class A Common Stock
ICONIQ VI Co-Invest NS: 18,872,434 shares of Class A Common Stock
ICONIQ VI GP: 40,449,951 shares of Class A Common Stock
ICONIQ VI Parent GP: 40,449,951 shares of Class A Common Stock
Makan: 66,267,513 shares of Class A Common Stock
Griffith: 66,267,513 shares of Class A Common Stock
Jacobson: 40,449,951 shares of Class A Common Stock
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
ICONIQ II: 13,169,285 shares of Class A Common Stock
ICONIQ II-B: 10,308,897 shares of Class A Common Stock
ICONIQ II Co-Invest NS: 2,339,380 shares of Class A Common Stock
ICONIQ II GP: 25,817,562 shares of Class A Common Stock
ICONIQ II Parent GP: 25,817,562 shares of Class A Common Stock
ICONIQ VI: 8,723,318 shares of Class A Common Stock
ICONIQ VI-B: 12,854,199 shares of Class A Common Stock
ICONIQ VI Co-Invest NS: 18,872,434 shares of Class A Common Stock
ICONIQ VI GP: 40,449,951 shares of Class A Common Stock
ICONIQ VI Parent GP: 40,449,951 shares of Class A Common Stock
Makan: 66,267,513 shares of Class A Common Stock
Griffith: 66,267,513 shares of Class A Common Stock
Jacobson: 40,449,951 shares of Class A Common Stock
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ICONIQ Strategic Partners II, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (05/15/2026)
- ICONIQ Strategic Partners II-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (05/15/2026)
- ICONIQ Strategic Partners II Co-Invest, L.P. (Series NS): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (05/15/2026)
- ICONIQ Strategic Partners II GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (05/15/2026)
- ICONIQ Strategic Partners II TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (05/15/2026)
- ICONIQ Strategic Partners VI, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (05/15/2026)
- ICONIQ Strategic Partners VI-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (05/15/2026)
- ICONIQ Strategic Partners VI Co-Invest, L.P. (Series NS): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (05/15/2026)
- ICONIQ Strategic Partners VI GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (05/15/2026)
- ICONIQ Strategic Partners VI TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (05/15/2026)
- Divesh Makan: /s/ Divesh Makan, Divesh Makan (05/15/2026)
- William J.G. Griffith: /s/ William J.G. Griffith, William J.G. Griffith (05/15/2026)
- Matthew Jacobson: /s/ Matthew Jacobson, Matthew Jacobson (05/15/2026)